FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2002

TRANSALTA CORPORATION

(Translation of registrant's name into English)

110-12th Avenue S.W., Box 1900, Station "M", Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXHIBITS
Exhibit 1	Press Release dated May 2, 2002.

For immediate release

TransAlta and EPCOR to partner on generation projects

CALGARY, Alberta (May 2, 2002)  EPCOR Utilities Inc. and TransAlta Corporation (TSE:TA; NYSE:TAC) today announced they have signed a Memorandum of Understanding (MOU) to exclusively negotiate the purchase by TransAlta of a 50 per cent interest in EPCOR's Genesee 3 project. Also under the MOU, they will negotiate an agreement to jointly develop the Keephills 3 & 4 expansion and future expansion of the Genesee plant.

It is expected that due diligence and agreements will be completed by August 2002 with closing upon receipt of applicable regulatory review. Negotiations will also include an option for EPCOR to purchase a 50 per cent interest in TransAlta's Sarnia Regional Cogeneration Plant and the purchase of output from a recent capacity expansion at the Sundance generation facility.

"Given the capital intensive nature of our business, both companies have come to realize that the way to grow in the Alberta market is to do so with partners," says Steve Snyder, TransAlta's President and CEO. "We look forward to achieving efficiencies in plant design and operation, increasingly important factors in today's highly competitive electricity market."

"From the onset, EPCOR has publicly stated we would be interested in a partner that could bring incremental value to not just our Alberta, but our other interests as well," says Don Lowry, EPCOR's President and CEO. "The Sarnia plant fits that need in terms of our 1.3 million Ontario customers. As well, this arrangement makes good customer and commercial sense."

"Projects of this nature are capital intensive and the opportunity to share generation technology and skills between our companies will increase efficiency, lower project costs and benefit customers by creating a long-term, stable electricity supply," says Lowry.

Similar to 'farm-in' arrangements in the oil and gas sector, both companies remain separate entities with joint ownership of selected facilities. In Alberta, each will market its own share of the electricity output from each plant separately. Both companies remain free to pursue other generation development opportunities on their own or with other partners.

(more)

EPCOR is one of Canada's top providers of energy and energy-related services and products. EPCOR owns and operates power plants, electrical transmission and distribution networks, builds and operates water and wastewater treatment facilities and infrastructure and provides power, water, natural gas, water heater rental and heating, ventilating and air conditioning services to its expanding customer base. With over $4 billion in assets and a customer base of 1.9 million, EPCOR is headquartered in Edmonton, Alberta and has operations throughout Alberta, British Columbia, Ontario and the U.S. Pacific Northwest. More information about EPCOR can be found on our Website at www.epcor.ca.

TransAlta Corporation is Canada's largest non-regulated electric generation and marketing company, with more than $8 billion in assets and 9,000 megawatts of capacity either in operation or under construction. As one of North America's lowest-cost operators, our growth is focused on developing coal- and gas-fired generation in Canada, the U.S. and Mexico. TransAlta's Website is www.transalta.com.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

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For more information:

Media inquiries, EPCOR

Barbra Korol, Manager External Communications

Phone: (780) 412-8840

Email: bkorol@epcor.ca

Media inquiries, TransAlta

Nadine Walz, Media Relations Specialist

Phone: (403) 267-3655

Email: media_relations@transalta.com

Investor inquiries, TransAlta

Daniel J. Pigeon, Director, Investor Relations

Phone: 1-800-387-3598 in Canada and U.S.

Phone: (403) 267-2520 Fax (403) 267-2590

E-mail: investor_relations@transalta.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

(Registrant)

By:/s/ Rodger Conner

(Signature)

Rodger Conner, Corporate Secretary

Date: May 2, 2002